[redacted]

10028854

* AB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of America Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sally Maske (415)913-4110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

214 N. Tryon Street, Suite 3600 (Address), Charlotte (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

TA 3/9

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Robert Qutub, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JUSTIN M. KLETTER
NOTARY PUBLIC-STATE OF NEW YORK
No. 02KL6104290
Qualified In New York County
My Commission Expires ~~January 20, 2008~~ March 20, 2012

Notary Public

Robert Qutub
Chief Financial Officer

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Managers and Member of
Banc of America Securities LLC
(a subsidiary of Bank of America Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Securities LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

Audited Statement of Financial Condition

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2009
(in millions, except common units)

Assets	
Cash and cash equivalents	$ 143
Cash and securities segregated under federal regulations	691
Securities purchased under agreements to resell (includes $11,722 measured at fair value)	85,326
Securities borrowed and securities received as collateral	42,902
Securities owned, at fair value (includes $11,141 pledged as collateral)	54,348
Receivable from brokers, dealers and others	7,324
Receivable from customers	2,744
Accrued interest receivable	580
Investment banking fees receivable	127
Goodwill	985
Other assets	175
Total assets	$195,345
Liabilities and Member's Equity	
Short-term borrowings	$ 16,405
Securities sold under agreements to repurchase (includes $392 measured at fair value)	133,385
Securities loaned and obligation to return securities received as collateral	6,633
Securities sold, not yet purchased, at fair value	20,039
Payable to brokers, dealers and others	5,100
Payable to customers	1,431
Accrued interest payable	312
Accrued expenses, compensation and other liabilities	2,793
	186,098
Commitments and contingencies (Notes 10 and 11)	-
Liabilities subordinated to claims of general creditors	3,728
Member's equity:	
Common units, 10,000 authorized, issued and outstanding	2,120
Undistributed income	3,399
Total member's equity	5,519
Total liabilities and member's equity	$195,345

The accompanying notes are an integral part of this financial statement.

1. Organization

Banc of America Securities LLC (the Company), a Delaware limited liability company, is 100% owned by Banc of America Securities Holdings Corporation, a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by Bank of America Corporation (the Corporation). The Company is registered as a broker-dealer and as an investment advisor with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), and is a clearing member of principal commodity exchanges in the United States. The Company is not a bank. Securities sold by the Company are not bank deposits and, accordingly, are not insured by the Federal Deposit Insurance Corporation.

The Company is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government agency obligations, corporate debt securities, state securities, mortgage and other asset-backed securities, money market instruments and other financial instruments including collateralized debt obligations and collateralized mortgage obligations. The Company offers various investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements, project financings, and futures and options on futures. The Company provides these services to corporate clients, institutional investors and individuals. Certain products and services may be provided through affiliates.

On January 1, 2009, the Corporation acquired Merrill Lynch & Co., Inc. (ML&Co) through its merger with a subsidiary of the Corporation in exchange for common and preferred stock with a value of $29.1 billion. Following this acquisition the Corporation decided to realign certain businesses between Merrill Lynch Pierce Fenner and Smith (MLPF&S), a subsidiary broker-dealer of ML&Co and the Company. During the first half of 2009, the Company liquidated the majority of its equity related trading inventory as the equity related products and services are now offered by MLPF&S. In addition, the Company now uses MLPF&S for the process of clearing futures and option contracts. ML&Co's fixed income bond business was realigned to the Company. As a result of these realignments the Company has service agreements with MLPF&S and its parent, ML&Co. The Company expects to merge with MLPF&S during 2010.

On June 17, 2009, the Company made a $700 million dividend payment to Banc of America Securities Holdings Corporation.

Regulatory Initiatives
In order to improve the ability of primary dealers to provide financing to participants in the securitization markets in exchange for any tri-party-eligible collateral, the Federal Reserve established the Primary Dealer Credit Facility (PDCF) in 2008. Through the PDCF, primary dealers are able to obtain discount window loans that settle on the same business day and mature on the following business day. The rate charged is the same as the primary credit rate at the Federal Reserve Bank of New York. In addition, primary dealers are subject to a frequency-based fee after they exceed 45 days of use. The frequency-based fee is based on an escalating scale, which is communicated to the primary dealers in advance. The PDCF has been extended to February 1, 2010.

In 2008, the Federal Reserve also established the Term Securities Lending Facility (TSLF), to promote liquidity in U.S. Treasury and other collateral markets and further assist the functioning of financial markets. The Open Market Trading Desk of the Federal Reserve Bank of New York auctions U.S. Treasury securities held by the System Open Market Account for loan over a one-month term against other program-eligible general collateral (i.e. investment grade corporate securities, municipal securities, mortgage-backed securities and asset backed securities). Loans are awarded to primary dealers based on competitive bidding, subject to a minimum fee requirement.

The Company discontinued its use of the PDCF and TSLF during the second quarter of 2009.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates. Significant estimates made by management are discussed in these footnotes, as applicable.

On July 1, 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105, "Generally Accepted Accounting Principles", (ASC 105), which approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental GAAP. The Codification is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The adoption of ASC 105 did not impact the Company's financial condition or results of operations. All accounting references within this report are in accordance with the new Codification.

Cash and cash equivalents – The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes. The amounts recognized for cash and cash equivalents in the Statement of Financial Condition approximate fair value due to their short-term nature.

Financial instruments are either carried at estimated fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest or at fair value in accordance with the fair value option election in ASC 825-10-25, "Financial Instruments - Recognition". Resale and repurchase agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency. Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are collateralized pursuant to the terms of the agreements.

Repurchase and resale agreements having the same counterparty and the same maturity date, executed under master netting agreements and having common clearing facilities, are presented in the Statement of Financial Condition on a net basis. Interest income and expense are recorded on an accrual basis. It is the Company's policy to obtain the use of securities relating to resale agreements and to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral for resale agreements and repurchase agreements is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed, securities received as collateral, securities loaned, and obligation to return securities received as collateral for cash collateral are reported as collateralized financings and included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized. Interest income and interest expense are recorded on an accrual basis.

In non-cash loan versus pledge securities transactions, the Company records the fair value of collateral received as both an asset and as a liability, recognizing the obligation to return the collateral.

Securities owned and securities sold, not yet purchased are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Net unrealized gains or losses on open contractual commitments, including when-issued and to-be-announced (TBA) securities, are also reflected in earnings based on estimated fair value. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, pricing models, discounted cash flow methodologies or similar techniques, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Financial futures, options and other derivative contracts are valued at estimated fair value with the resulting net gains and losses on principal transactions reflected in earnings. Valuations for exchange traded derivative assets and liabilities are obtained from quoted market prices or observed transactions. Valuations for derivative assets and liabilities not traded on an exchange (over-the-counter) are obtained using mathematical models that require inputs of rates and prices to generate continuous yield or pricing curves used to value the position. The estimated fair value requires significant management judgment where these inputs to the models are not observable in the markets. The estimated fair value of these contracts are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate.

Non-customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Non-customer securities transactions include transactions executed for the proprietary accounts of introducing brokers and transactions executed for affiliated entities, which have signed non-conforming subordination agreements with the Company. Receivables from and payables to non-customers are included in Receivable from and Payable to brokers, dealers and others in the Statement of Financial Condition. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Investment banking fees include underwriting revenue, merger and acquisition, private placement, advisory, loan syndication and derivative product arrangement fees. Underwriting revenue is reflected net of syndicate expenses and arises from securities offerings in which the Company acts as an underwriter and is recorded at the time the underwriting is complete and the income reasonably determinable. Merger and acquisition, private placement, advisory, loan syndication and derivative product arrangement fees are recorded when the contracted services are complete.

Goodwill primarily includes the excess of purchase price over the fair value of the net assets of Montgomery Securities, which the Company acquired on October 1, 1997. In accordance with ASC 350, "Intangibles – Goodwill and Other", goodwill is no longer amortized but is subject to an annual impairment test. The impairment test is performed in two phases. The first phase compares the fair value of the reporting unit (i.e. the Company) to its carrying amount including goodwill. If the carrying amount exceeds fair value then an additional process compares the implied fair value of the goodwill, as defined by ASC 350, with the carrying value of the goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. The Company has not recorded any impairment to date, but there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Depreciation of equipment is provided on a straight-line basis using estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the lease life.

Income taxes – The Company accounts for income taxes in accordance with ASC 740, "Income Taxes", resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are then recorded to reduce deferred tax assets to the amounts management concludes are more-likely-than-not to be realized.

Under ASC 740, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this ASC 740 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense. The Company's policy is to recognize any U.S. federal and certain U.S. state and foreign UTBs within the Company's Statement of Financial Condition. In certain other U.S. state jurisdictions, the Company's operating results are included in the income tax returns of the Corporation or other subsidiaries of the Corporation (state combined returns). Pursuant to the Corporation's policy, the initial recognition, and any subsequent change of a UTB related to a state combined return, will not be reflected in the Company's Statement of Financial Condition. Upon the Corporation's resolution of a UTB related to a state combined return with the taxing authorities, any potential impact deemed to be attributable to the Company will be reflected in the Statement of Financial Condition of the Company.

The Company's operating results are included in the consolidated federal income tax return and various state income tax returns of the Corporation or subsidiaries of the Corporation. The method of allocating income tax expense is determined under a tax allocation policy between the Company and the Corporation. This allocation policy specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account income tax planning strategies and the tax position of the consolidated group. Under the policy, certain net operating losses (or other tax attributes) of the Company are characterized as realized by the Company when these tax attributes are utilized in the filing of the Corporation's consolidated income tax return. To determine whether a valuation allowance is required against the Company's net deferred tax assets, the Company considers whether the net deferred tax assets will ultimately be utilized in the filing of the Corporation's consolidated income tax return.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange, while the income statement accounts are translated at the exchange rate on the transaction date. Gains and losses resulting from foreign currency transactions are included in net income.

Recently issued accounting pronouncements – In June 12, 2009, the FASB issued two new accounting standards: SFAS No. 166, "Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140" (SFAS 166) and SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" (SFAS 167), which will amend FASB ASC 860-10, "Transfers and Servicing," and FASB ASC 810-10, "Consolidation of Variable Interest Entities." These statements were effective on January 1, 2010. SFAS 166 revises existing sale accounting criteria for transfers of financial assets. Among other things, SFAS 166 eliminates the concept of a QSPE. As a result, existing QSPEs generally will be subject to consolidation in accordance with the guidance provided in SFAS 167.

SFAS 167 significantly changes the criteria by which an enterprise determines whether it must consolidate a VIE. A VIE is an entity, typically an SPE, which has insufficient equity at risk or which is not controlled through voting rights held by equity investors. Currently, a VIE is consolidated by the enterprise that will absorb a majority of the expected losses or expected residual returns created by the assets of the VIE. SFAS 167 requires that a VIE be consolidated by the enterprise that has both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. SFAS 167 also requires that an enterprise continually reassess, based on current facts and circumstances, whether it should consolidate the VIEs with which it is involved. The adoption of SFAS 166 and 167 will not impact the Company's financial condition and results of operations.

In May 2009, the FASB issued ASC 855, "Subsequent Events", which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of ASC 855, effective June 30, 2009, did not impact the Company's financial condition or results of operations. The Company evaluated subsequent events through the February 25, 2010, which is the date the financial statements were available to be issued.

In April 2009, the FASB issued FASB Staff Position (FSP) No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," which amends FASB ASC 820-10, "Fair Value Measurements and Disclosures." This amendment provides guidance for determining whether a market is inactive and a transaction is distressed in order to apply the existing fair value measurement guidance, and acknowledges that in these circumstances quoted prices may not be determinative of fair value. Additionally, this amendment requires enhanced disclosures regarding financial assets and liabilities that are recorded at fair value. The amendment was effective for interim and annual reporting periods ending after June 15, 2009. The early adoption at January 1, 2009 did not have a material impact on the Company's financial condition or results of operations.

3. Fair Value Disclosures

ASC 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received to sell an asset or transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. The Company carries trading account assets and liabilities at fair value. The Company has also elected to carry certain resale and repurchase agreements at fair value in accordance with the fair value option election. The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis.

Fair Value Measurement

Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or

liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques, and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.

The Company also uses market indices for direct inputs to certain models, where the cash settlement is directly linked to appreciation or depreciation of that particular index (primarily in the context of structured credit products). In those cases, no material adjustments are made off of the index-based values. In other cases, market indices are also used as inputs to valuation, but are adjusted for trade specific factors such as rating, credit quality, vintage and other factors.

Assets and liabilities measured at fair value at December 31, 2009 on a recurring basis are summarized below:

	Fair Value Measurements Using				
(in millions)	**Level 1**	**Level 2**	**Level 3**	**Netting Adjustments (1)**	**Assets/Liabilities at Fair Value**
Assets					
Securities purchased under agreements to resell	$ -	$11,722	$ -	$ -	$11,722
Securities owned					
U.S. Government and agency obligations	5,673	25,548	-	-	31,221
Corporate obligations, including asset-backed securities	-	17,617	1,279	-	18,896
Commercial paper, bankers' acceptances and certificates of deposit	-	2,931	4	-	2,935
Equities	18	386	54	-	458
State and municipal obligations	-	395	19	-	414
Other securities and derivatives	8	2,287	-	(1,871)	424
Total Securities Owned	5,699	49,164	1,356	(1,871)	54,348
Total assets	**$5,699**	**$60,886**	**$1,356**	**$(1,871)**	**$66,070**
Liabilities					
Securities sold under agreements to repurchase	$ -	$ 392	$ -	$ -	$ 392
Securities sold, not yet purchased					
U.S. Government and agency obligations	11,074	4,496	-	-	15,570
Corporate obligations, including asset-backed securities	7	4,097	10	-	4,114
Equities	-	37	-	-	37
Other securities and derivatives	5	2,184	-	(1,871)	318
Total Securities sold, not yet purchased	11,086	10,814	10	(1,871)	20,039
Total liabilities	**$11,086**	**$11,206**	**$ 10**	**$(1,871)**	**$20,431**

(1) Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and also cash collateral held or placed with the same counterparties.

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009.

Level 3 - Fair Value Measurements

(in millions)	Securities Owned	Securities Sold, Not Yet Purchased
Beginning balance at January 1, 2009	$2,076	$ -
Total gains and losses included in revenues		
Corporate obligations, including asset-backed securities	116	1
Equities	(87)	-
Purchases, issuances, and settlements-net		
Corporate obligations, including asset-backed securities	(906)	(5)
Equities	28	-
Transfers in and/or out of Level 3		
Corporate obligations, including asset-backed securities	407	14
Equities	(278)	-
Ending Balance at December 31, 2009	$1,356	$10

Fair Value Option Election

Resale and repurchase agreements

The Company elected the fair value option for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflects the magnitude of the interest rate risk. Resale and repurchase agreements collateralized by U.S. government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions.

At December 31, 2009, the aggregate contractual principal amount of receivables under resale agreements and payables under repurchase agreements, for which the fair value option has been elected, approximated fair value.

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased (excluding securities segregated under SEC Rule 15c3-3) at December 31, 2009 consisted of trading securities and derivatives reported at estimated fair value as presented below:

(in millions)	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$31,221	$15,570
Corporate obligations, including asset-backed securities	18,896	4,114
Commercial paper, bankers' acceptances and certificates of deposit	2,935	-
Equities	458	37
State and municipal obligations	414	-
Other securities and derivatives	424	318
	$54,348	$20,039

Included in securities owned above are $11,141 million representing assets pledged to counterparties under repurchase and securities lending transactions where the agreement gives the counterparty the right to sell or repledge the underlying assets.

5. Cash and Securities Segregated Under Federal Regulations

At December 31, 2009, money market demand accounts and cash accounts with a contract value of $686 million have been segregated in special reserve accounts for the exclusive benefit of customers under SEC Rule 15c3-3.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule). At December 31, 2009, $5 million in money market demand accounts has been segregated in special reserve accounts for the exclusive benefit of PAIB.

6. Receivable from and Payable to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others at December 31, 2009, consisted of the following:

(in millions)	Receivable	Payable
Securities failed to deliver/receive	$5,585	$4,477
Receivable/payable from/to clearing organizations	20	357
Unsettled trades, net	1,437	-
Receivable/payable from/to brokers and dealers	249	118
Receivable/payable from/to non-customers	33	148
	$7,324	$5,100

7. Short-Term Borrowings

The Company funds its securities inventory, operating expenses and other working capital needs through its own capital base, short-term repurchase agreements, securities lending, lines of credit and the proceeds from master notes issued to institutional investors. Master notes are short-term obligations which are unsecured and unsubordinated, and offered on a continuous basis. As of December 31, 2009, the Company had outstanding master notes of $13,810 million. As of December 31, 2009, the Company had secured borrowings of $195 million and no outstanding other unsecured borrowings with third parties. Interest on these borrowings is based on prevailing short-term market rates.

The Company enters into secured and unsecured borrowings with the Corporation and secured borrowings with affiliate banks. The Company has renewable lines of credit with the Corporation and affiliate banks. Interest on these lines of credit is based on prevailing short-term market rates. Secured amounts borrowed are collateralized by U.S. Treasury securities or other marketable securities. At December 31, 2009, the Company had no outstanding secured borrowings and $2,400 million in unsecured borrowings under these lines of credit.

8. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated loan agreement with the Corporation of $1,458 million, which bears interest based on the London InterBank Offered Rate (LIBOR), and has a maturity date of December 31, 2010. The loan agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken. In addition, the Company has a revolving subordinated line of credit with the Corporation totaling $7,000 million, which bears interest based on LIBOR, and has a maturity date of October 1, 2010. The revolving subordinated line of credit contains a provision that automatically extends the maturity by one year unless specified actions are taken. At December 31, 2009, $2,270 million was outstanding on the line of credit.

The subordinated borrowings are extended pursuant to agreements approved by various regulatory agencies and qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $50 million. The Company is also a futures commission merchant and is subject to the CFTC's minimum financial requirement (Regulation 1.17), which requires that the Company maintain net capital equal to the greater of its requirement under SEC Rule 15c3-1, or 8% of the total customer risk margin requirement plus 4% of the total non-customer risk margin requirement for futures and options on futures positions.

In addition, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to the Corporation or employees if net capital falls below 5% of aggregate debit items.

At December 31, 2009, the Company had net capital under SEC Rule 15c3-1 of $2,427 million, which was $2,293 million in excess of its net capital requirement of $134 million.

10. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. A substantial portion of the Company's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers and commercial banks.

The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, exchanges, clearing organizations, customers and non-customers include unsettled trades which may expose the Company to credit and market risk in the event the broker, dealer, customer or non-customer is unable to fulfill its contractual obligations. The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements. The credit is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

Futures contracts transactions are conducted through regulated exchanges for which the Company, its customers and other counterparties are subject to margin requirements and are settled in cash on a daily basis, thereby minimizing credit risk. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral, where appropriate.

When-issued securities are commitments entered into to purchase or sell securities in the time period between the announcement of a securities offering and the issuance of those securities. TBA securities represent commitments to purchase or sell securities for delivery at an agreed-upon specific future date where the specific securities have not been identified. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined rate or price during a period or at a time in the future. Futures and forward contracts are agreements to buy or sell quantities of financial instruments or commodities at predetermined future dates and rates or prices. A swap is an agreement between two or more parties to exchange sets of cash flows over a period in the future. These agreements and commitments are transacted on an organized exchange or directly between parties.

The contractual or notional amounts of these transactions represent the extent of the Company's involvement in these products, but do not represent the potential for gain or loss associated with the market risk or credit risk of such transactions. Market risk arises from changes in securities prices, exchange rates and interest rates. To the extent these transactions are used to economically hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. The credit risk varies based on many factors, including the value of collateral held and other security arrangements.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing options and futures transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

Derivative Balances

The following represent contracts with all counterparties, prior to taking into consideration legally enforceable master netting agreements. The estimated fair values at December 31, 2009 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

(in millions)	Contract/ Notional	Derivative Assets Total	Derivative Liabilities Total
Interest rate contracts			
Swaps	$ 33,626	$ 519	$ 751
Futures and forwards	73,685	94	76
Written options	13,781	-	10
Purchased options	19,990	23	-
Equity contracts			
Futures and forwards	45	-	-
Credit derivatives			
Purchased protection:			
Credit default swaps	5,336	1,411	39
Total return swaps	292	28	17
Written protection:			
Credit default swaps	4,032	17	1,052
Total return swaps	217	14	6
Gross derivative assets/liabilities	$151,004	$2,106	$1,951
Less: Legally enforceable master netting		(1,871)	(1,871)
Total derivative assets/liabilities		$ 235	$ 80

Credit Derivatives

The Company enters into credit derivatives primarily to manage credit risk exposures. Credit derivatives derive value based on an underlying third party-referenced obligation or a portfolio of referenced obligations and generally require the Company as the seller of credit protection to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivative instruments in which the Company is the seller of credit protection are comprised of credit default swaps. As of December 31, 2009 the notional value of these instruments was $4,032 million with a net negative carrying value of $1,035 million of which 28% had a term less than ten years, the remaining 72% has a term exceeding thirty years. All of these instruments were executed with an affiliated company. For most credit derivatives, the notional value represents the maximum amount payable by the Company. However, the Company does not exclusively monitor its exposure to credit derivatives based on notional value because this measure does not take into consideration the probability of occurrence. As such, the notional value is not a reliable indicator of the Company's exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits to help to ensure that certain credit risk-related losses occur within acceptable, predefined limits.

The Company may economically hedge its exposure to credit derivatives by entering into a variety of offsetting derivative contracts. For example, in certain instances, the Company may purchase credit protection with identical underlying referenced names to offset its exposure. At December 31, 2009, notional value and negative carrying value of credit protection sold in which the Corporation held purchased protection with offsetting exposure was $3,726 million and $916 million.

Off-Balance Sheet Commitments

In the normal course of business, the Company also enters into contractual commitments, including forward financing contracts and securities transactions on a when-issued and TBA basis. These commitments are not defined as derivatives under ASC 815, "Derivatives and Hedging".

The contractual or notional amounts of these contracts as of December 31, 2009 are presented below:

(in millions)	Contractual or Notional Amounts
TBA securities commitments to purchase	$250,978
TBA securities commitments to sell	266,311
Forward reverse repos	4,182
Forward repos	4,153
Forward borrows	3,736
Forward loans	-

11. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair value of such securities. The Company will incur a loss if the market price of the securities increases subsequent to December 31, 2009. The Company may limit this risk by entering into financial options and futures contracts and other offsetting positions.

At December 31, 2009, the Company had receivables under securities borrowed transactions of $42,871 million and payables under securities loaned transactions of $6,602 million reflected in the Statement of Financial Condition. The securities underlying these transactions had a market value of $41,482 million and $6,526 million, respectively.

At December 31, 2009, the Company had receivables under resale agreements of $85,326 million and payables under repurchase agreements of $133,385 million reflected in the Statement of Financial Condition. These agreements had underlying collateral with approximate market values of $85,143 million and $134,130 million, respectively. At December 31, 2009, the Company had no commitments to enter into future resale agreements. The Company is contingently liable as of December 31, 2009, in the amount of $290 million under outstanding letter-of-credit agreements used in lieu of margin deposits.

At December 31, 2009, approximate market values of gross collateral received that can be sold or repledged by the Company were:

(in millions) Sources of Collateral	Market Value
Securities purchased under agreements to resell	$159,034
Securities borrowed	41,482
Collateral received in securities borrowed on balance sheet	31
Collateral received in securities borrowed off balance sheet	11,372
	$211,919

At December 31, 2009, approximate market values of gross collateral received that were sold or repledged by the Company were:

(in millions) Uses of Collateral	Market Value
Securities sold under agreements to repurchase	$ 105,595
Securities sold, not yet purchased	13,956
Securities loaned	6,526
Collateral pledged to clearing organizations	819
Collateral pledged out in securities borrowed on balance sheet	31
Collateral pledged out in securities borrowed off balance sheet	11,372
	$138,299

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. To manage market risk exposure related to these commitments, the Company may implement appropriate hedging strategies. At December 31, 2009, the Company had no material open underwriting commitments.

The Company is obligated under noncancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2015. At December 31, 2009, the Company had minimum lease obligations related to these and other noncancelable operating leases as follows:

(in millions)	
For the years ending December 31:	
2010	$19
2011	13
2012	13
2013	14
2014	3
Thereafter	1
	$63

12. Related Party Transactions

The Company contracts a variety of services from the Corporation and certain of its subsidiaries. Such services include accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services. The Company also clears certain derivative transactions through affiliated companies. The Company provides securities and underwriting, loan syndication, loan trading and investment advisory services to the Corporation and certain affiliate banks. The Company also acts as agent in selling assets originated by affiliate banks. As a result of the business realignment between the Company and MLPF&S, service level agreements were put into place to reimburse for occupancy and personnel expenses incurred for associates realigned to the other legal entity.

Included in Other assets and Accrued expenses, compensation and other liabilities in the Statement of Financial Condition are receivables and payables due from and to affiliated companies related to contracted services. These amounts are settled in the normal course of business. Receivables from and payables to affiliated companies related to contracted services at December 31, 2009 were $38 million and $30 million, respectively. At December 31, 2009, the Company had $6 million in cash and $666 million in time deposits on deposit with affiliate banks.

The Company executes securities transactions on behalf of certain affiliated companies acting in a broker capacity, clears trades for certain introduced accounts and executes certain transactions with affiliated companies. The Company also provides clearance services for the Corporation and affiliated companies for commodity futures and options transactions. These activities generate receivable and payable balances, which are included in various line items in the Statement of Financial Condition. As of December 31, 2009, these balances were $470 million and $494 million, respectively. Additionally, the Company had resale agreements of $54,801 million, repurchase agreements of $13,936 million, securities borrowed of $10,245 million and securities loaned of $5,926 million outstanding with affiliates at December 31, 2009.

Pursuant to agency and services agreements, the Company provides affiliated companies certain services related to the execution of derivatives, securities and financing related activities. In connection with these agreements, the affiliated companies transfer 50 percent of their revenues or losses to the Company as compensation for the services provided. This is a life to date agreement with losses shared only to the extent of revenues previously recognized. In addition, certain operating costs are paid by the Company and billed to affiliates.

13. Benefits

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. In addition to providing retirement pension benefits, full-time, salaried employees and certain part-time employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. Based on the other provisions of the individual plans, certain retirees may also have the cost of benefits partially paid by the Corporation. Disclosures required by ASC 715, "Compensation – Retirement Benefits", are included in the December 31, 2009 Form 10-K of the Corporation.

The Corporation's stock-based compensation plans provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. Certain employees of the Company participate in the Equity Incentive Plan, which provides restricted stock awards based on a percentage of the associate's incentive compensation. Disclosures required by ASC 718, "Compensation – Stock Compensation", are included in the December 31, 2009 Form 10-K of the Corporation.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met. Incentive expense under the plan, in the amount of $504 million incurred for the year ended December 31, 2009 is included in Accrued expenses, compensation and other liabilities in the accompanying Statement of Financial Condition.

14. Income Taxes

Significant components of the Company's net deferred tax asset (liability) at December 31, 2009 are as follows:

(in millions)	
Deferred tax assets:	
Accrued expenses	$ 106
Securities valuation	76
Employee compensation and benefits	75
Investments	44
Other	2
Gross deferred tax assets	303
Deferred tax liabilities:	
Intangibles	$(244)
Employee retirement benefits	(29)
Depreciation	(2)
Other	(6)
Gross deferred tax liabilities	(281)
Net deferred tax assets	$ 22

Current federal and state taxes payable of $1,865 million are included in Accrued expenses, compensation and other liabilities in the accompanying Statement of Financial Condition at December 31, 2009.

As of December 31, 2009, the company had $82 million of UTB's. During the period ended December 31, 2009, there were no increases, decreases, settlements or expirations of statute of limitations affecting the UTB balance. As of December 31, 2009, the balance of the Company's UTBs, if recognized, would not affect the Company's effective tax rate. Included in the UTB balance are some items the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences and the portion of the gross state UTBs that would be offset by the tax benefit of the associated federal deduction.

The Internal Revenue Service (IRS) has completed the examination phase of the Corporation's federal income tax returns for the years 2000 through 2002 and issued Revenue Agent's Reports (RAR) to the Corporation. The Company is included in the Corporation's federal income tax returns. Included in these RARs were several proposed adjustments that were protested to the Appeals Office of the IRS. Management expects conclusion of these examinations within the next twelve months. The resolution of the proposed adjustments is not expected to impact the Company's UTB balance. However, final determination of the audit or changes in the estimate may result in future income tax expense or benefit to the Company. The Corporation's federal income tax returns, which included the Company, for the years 2003 through 2005 remain under examination by the IRS. Management does not expect these examinations to be concluded within the next twelve months. All tax years subsequent to the above years remain open to examination.

During 2009, the Company recognized $3 million, net of taxes, of interest and penalties within income tax expense. As of December 31, 2009, the Company's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $22 million.

15. Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or a party to pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of securities, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. In connection with formal and informal inquiries by various agencies, including the SEC, FINRA, CFTC, NFA and state securities regulators, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. In some of the matters described below, including but not limited to the Lehman Brothers Holdings, Inc. matters, loss contingencies are not both probable and estimable in the view of management, and, accordingly, reserves have not been established for those matters. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the financial position or liquidity of the Company, but may be material to the Company's operating results for any particular reporting period.

Adelphia Communications Corporation

Adelphia Recovery Trust is the plaintiff in a lawsuit pending in the U.S. District Court for the Southern District of New York, entitled *Adelphia Recovery Trust v. Bank of America, N.A., et al.* The lawsuit was filed on July 6, 2003 and originally named over 700 defendants, including the Company, and asserted over 50 claims under federal statutes and state common law relating to loans and other services provided to various affiliates of Adelphia Communications Corporation (ACC) and entities owned by members of the founding family of ACC. The plaintiff seeks compensatory damages of approximately $5 billion, plus fees, costs and exemplary damages. The District Court granted in part defendants' motions to dismiss, which resulted in the dismissal of approximately 650 defendants from the lawsuit. The plaintiff appealed the dismissal decision. The primary claims remaining against the Company include fraud, aiding and abetting fraud, and aiding and abetting breach of fiduciary duty. There are several pending defense motions for summary judgment. Trial is scheduled for September 13, 2010.

Auction Rate Securities (ARS) Claims
On May 22, 2008, a putative class action, entitled *Bondar v. Bank of America Corporation*, was filed in the U.S. District Court for the Northern District of California against the Company and other affiliated entities (collectively Bank of America) on behalf of persons who purchased ARS from the defendants. The amended complaint, which was filed on January 22, 2009, alleges, among other things, that the Company manipulated the market for, and failed to disclose material facts about ARS, and seeks to recover unspecified damages for losses in the market value of ARS allegedly caused by the decision of the Company and other broker-dealers to discontinue supporting auctions for ARS. On February 12, 2009, the Judicial Panel on Multidistrict Litigation consolidated Bondar and two related, individual federal actions into one proceeding in the U.S. District Court for the Northern District of California. On September 9, 2009, defendants filed their motion to dismiss the second amended consolidated complaint.

Since October 2007, numerous arbitrations and individual lawsuits have been filed against the Company by parties who purchased ARS. Plaintiffs in these cases, which assert substantially the same types of claims, allege that defendants manipulated the market for, and failed to disclose material facts about, ARS. Plaintiffs seek compensatory as well as rescission, and, in some cases, punitive damages, among other relief.

Countrywide Equity and Debt Securities Matters
Countrywide Financial Corporation (CFC), certain other Countrywide entities, and certain former officers and directors of CFC, among others, have been named as defendants in two putative class actions filed in the U.S. District Court for the Central District of California relating to certain CFC equity and debt securities. One case, entitled In re *Countrywide Financial Corp. Securities Litigation*, was filed on January 25, 2008 by certain New York state and municipal pension funds on behalf of purchasers of CFC's common stock and certain other equity and debt securities. The complaint alleges, among other things, that CFC made misstatements (including in certain SEC filings) concerning the nature and quality of its loan underwriting practices and its financial results, in violation of the antifraud provisions of the Securities Exchange Act of 1934 and Sections 11 and 12 of the Securities Act of 1933. Plaintiffs also assert claims against the Company and other underwriter defendants under Sections 11 and 12 of the Securities Act of 1933. Plaintiffs seek unspecified compensatory damages, among other remedies. On December 1, 2008, the court granted in part and denied in part the defendants' motions to dismiss the first consolidated amended complaint, with leave to amend certain claims. Plaintiffs filed a second consolidated amended complaint. On April 6, 2009, the District Court denied the motions to dismiss the amended complaint made by CFC and the underwriters. On December 9, 2009, the District Court granted in part and denied in part plaintiffs' motion for class certification. On December 23, 2009, defendants sought interlocutory appeal of certain aspects of the District Court's class certification decision. Trial is scheduled for August 2010.

Countrywide Mortgage-Backed Securities Litigation

CFC, certain other Countrywide entities, certain former CFC officers and directors, as well as the Company, are named as defendants in a consolidated putative class action, entitled *Luther v. Countrywide Home Loans Servicing LP, et al.*, filed on November 14, 2007 in the Superior Court of the State of California, County of Los Angeles, that relates to public offerings of various mortgage-backed securities. The consolidated complaint alleges, among other things, that the mortgage loans underlying these securities were improperly underwritten and failed to comply with the guidelines and processes described in the applicable registration statements and prospectus supplements, in violation of Sections 11 and 12 of the Securities Act of 1933, and seeks unspecified compensatory damages, among other relief. In March 2009, defendants moved to dismiss the case in the Superior Court. On June 15, 2009, the Superior Court entered an order staying the state court proceeding and directing the plaintiffs to file suit in federal court. On August 24, 2009, the plaintiffs filed a complaint in the U.S. District Court for the Central District of California seeking a declaratory judgment that the Superior Court had subject matter jurisdiction over their claims. The District Court dismissed the declaratory judgment action. On January 6, 2010, the Superior Court lifted the stay entered on June 15, 2009 and dismissed plaintiffs' consolidated complaint with prejudice for lack of subject matter jurisdiction. On January 14, 2010, one of the plaintiffs in the *Luther case*, the Maine State Retirement System, filed a new putative class action complaint in the U.S. District Court for the Central District of California entitled *Maine State Retirement System v. Countrywide Financial Corporation, et al.* The complaint names CFC, certain other Countrywide entities, certain former CFC officers and directors, as well as the Company as defendants. Plaintiff's allegations, claims and remedies sought are substantially similar and concern the same offerings of mortgage-backed securities at issue in the *Luther case* that was dismissed by the Superior Court.

On December 23, 2009, the Federal Home Loan Bank of Seattle ("FHLB Seattle") filed a complaint in the Superior Court of Washington for King County alleging violations of the Securities Act of Washington in connection with various offerings of mortgage-backed securities and makes allegations similar to those in the FHLB Pittsburgh matter. The complaints seek rescission, interest, costs and attorneys' fees. The case, entitled *Federal Home Loan Bank of Seattle v. Banc of America Securities LLC, et al.*, was filed against CFC, CWALT, Inc., the Company, Banc of America Funding Corporation, and the Corporation.

Heilig-Meyers Litigation

In *AIG Global Securities Lending Corp., et al. v. Banc of America Securities LLC*, filed on December 7, 2001 and formerly pending in the U.S. District Court for the Southern District of New York, the plaintiffs purchased asset-backed securities issued by a trust formed by Heilig-Meyers Co., and allege that the Company, as underwriter, made misrepresentations in connection with the sale of those securities in violation of the federal securities laws and New York common law. The case was tried and a jury rendered a verdict against the Company in favor of the plaintiffs for violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 and for common law fraud. The jury awarded aggregate compensatory damages of $84.9 million plus prejudgment interest totaling approximately $59 million. On May 14, 2009, the District Court denied the Company's post trial motions to set aside the verdict. The Company has filed an appeal in the U.S. Court of Appeals for the Second Circuit.

In re Initial Public Offering Securities Litigation

Beginning in 2001, the Company, other underwriters, and various issuers and others, were named as defendants in certain putative class action lawsuits that have been consolidated in the U.S. District Court for the Southern District of New York as In re Initial Public Offering Securities Litigation. Plaintiffs contend that the defendants failed to make certain required disclosures and manipulated prices of securities sold in initial public offerings through, among other things, alleged agreements with institutional investors receiving allocations to purchase additional shares in the aftermarket and seek unspecified damages. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit reversed the District Court's order certifying the proposed classes. On September 27, 2007, plaintiffs filed a motion to certify modified classes, which defendants opposed. On October 10, 2008, the District Court granted plaintiffs' request to withdraw without prejudice their class certification motion. The parties agreed to settle the matter in an amount that is not material to the Corporation's consolidated financial statements, and, on October 5, 2009, the District Court granted final approval of the settlement. Certain objectors to the settlement have filed an appeal of the District Court's certification of the settlement class to the U.S. Court of Appeals for the Second Circuit.

Lehman Brothers Holdings, Inc.

Beginning in September 2008, the Company, along with other underwriters and individuals, were named as defendants in several putative class action complaints filed in the U.S. District Court for the Southern District of New York and state courts in Arkansas, California, New York and Texas. Plaintiffs allege that the underwriter defendants violated Sections 11 and 12 of the Securities Act of 1933 by making false or misleading disclosures in connection with various debt and convertible stock offerings of Lehman Brothers Holdings, Inc. and seek unspecified damages. All cases against the defendants have now been transferred or conditionally transferred to the multi-district litigation captioned *In re Lehman Brothers Securities and ERISA Litigation* pending in the U.S. District Court for the Southern District of New York. The Company and other defendants moved to dismiss the consolidated amended complaint.

In Re Bank of America Securities Litigation

On June 10, 2009, the Judicial Panel on Multidistrict Litigation issued an order transferring the actions related to the Merrill Lynch acquisition (the Merger) pending in federal courts outside the U.S. District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings with the securities actions, ERISA actions, and derivative actions pending in the U.S. District Court for the Southern District of New York. The securities actions have been separately consolidated and are now pending under the caption *In re Bank of America Securities, Derivative, and Employment Retirement Income Security Act (ERISA) Litigation.*

On September 25, 2009, plaintiffs in the securities actions in the *In re Bank of America Securities, Derivative and Employment Retirement Income Security Act (ERISA) Litigation* filed a consolidated amended class action complaint. The amended complaint is brought on behalf of a purported class, which consists of purchasers of the Corporation's common and preferred securities between September 15, 2008 and January 21, 2009, holders of the Corporation's common stock or Series B Preferred Stock as of October 10, 2008 and purchasers of the Corporation's common stock issued in the offering that occurred on or about October 7, 2008, and names as defendants the Corporation, Merrill Lynch and certain of their current and former directors, officers and affiliates. The amended complaint alleges violations of Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, and SEC rules promulgated thereunder, based on, among other things, alleged false statements and omissions related to (i) the financial condition and 2008 fourth quarter losses experienced by the Corporation and Merrill Lynch; (ii) due diligence conducted in connection with the Merger; (iii) bonus payments to Merrill Lynch employees; and (iv) the Corporation's contacts with government officials regarding the Corporation's consideration of invoking the material adverse change clause in the merger agreement and the possibility of obtaining government assistance in completing the Merger. The amended complaint also alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 related to an offering of the Corporation's common stock announced on or about October 6, 2008, and based on, among other things, alleged false statements and omissions related to bonus payments to Merrill Lynch employees and the benefits and impact of the Merger on the Corporation, and names the Company and MLPF&S, among others, as defendants on the Section 11 and 12(a)(2) claims. The amended complaint seeks unspecified damages and other relief. On November 24, 2009, the Corporation, the Company, Merrill Lynch, MLPF&S and the officer and director defendants moved to dismiss the consolidated amended class action complaint.

Montgomery

On January 19, 2010, a putative class action entitled *Montgomery v. Bank of America, et al.*, was filed in the U.S. District Court for the Southern District of New York against the Corporation, the Company, MLPF&S and a number of its current and former officers and directors on behalf of all persons who acquired certain preferred stock offered pursuant to a shelf registration statement dated May 5, 2006, specifically two offerings dated January 24, 2008 and another dated May 20, 2008. The *Montgomery* complaint asserts claims under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, and alleges that the prospectus supplements associated with the offerings: (i) failed to disclose that the Corporation's loans, leases, CDOs, and commercial mortgage backed securities were impaired to a greater extent than disclosed; (ii) misrepresented the extent of the impaired assets by failing to establish adequate reserves or properly record losses for its impaired assets; and (iii) misrepresented the adequacy of the Corporation's internal controls, and the Corporation's capital base in light of the alleged impairment of its assets.

Municipal Derivatives Matters

The Antitrust Division of the DOJ, the SEC, and the IRS are investigating possible anticompetitive bidding practices in the municipal derivatives industry involving various parties, including BANA, dating back to the early 1990s. The activities at issue in these industry-wide government investigations concern the bidding process for municipal derivatives that are offered to states, municipalities and other issuers of tax-exempt bonds. The Corporation has cooperated, and continues to cooperate, with the DOJ, the SEC and the IRS. On January 11, 2007, the Corporation entered into a Corporate Conditional Leniency Letter (the Letter) with DOJ. Under the Letter and subject to the Corporation's continuing cooperation, the DOJ will not bring any criminal antitrust prosecution against the Corporation in connection with the matters that the Corporation reported to DOJ. Subject to satisfying the DOJ and the court presiding over any civil litigation of the Corporation's cooperation, the Corporation is eligible for (i) a limit on liability to single, rather than treble, damages in certain types of related civil antitrust actions, and (ii) relief from joint and several antitrust liability with other civil defendants.

On February 4, 2008, BANA received a Wells notice advising that the SEC staff is considering recommending that the SEC bring a civil injunctive action and/or an administrative proceeding against BANA "in connection with the bidding of various financial instruments associated with municipal securities." An SEC action or proceeding could seek a permanent injunction, disgorgement plus prejudgment interest, civil penalties and other remedial relief. Merrill Lynch is also being investigated by the SEC and the DOJ concerning bidding practices in the municipal derivatives industry.

Beginning in March 2008, the Corporation, BANA and other financial institutions, including Merrill Lynch, have been named as defendants in complaints filed in federal courts in the District of Columbia, New York and elsewhere. Plaintiffs in those cases purport to represent classes of government and private entities that purchased municipal derivatives from defendants. The complaints allege that defendants conspired to allocate customers and fix or stabilize the prices of certain municipal derivatives from 1992 through the present. The plaintiffs' complaints seek unspecified damages, including treble damages. These lawsuits were consolidated for pre-trial proceedings in the *In re Municipal Derivatives Antitrust Litigation*, pending in the U.S. District Court for the Southern District of New York. BANA, the Company, Merrill Lynch and other financial institutions have also been named in several related individual suits originally filed in California state courts on behalf of a number of cities and counties in California and asserting state law causes of action. All of these cases have been removed to the U.S. District Court for the Southern District of New York and are now part of I*n re Municipal Derivatives Antitrust Litigation*. The amended complaints filed in these actions continue to allege a substantially similar conspiracy and now assert violations of the Sherman Act and California's Cartwright Act. Six individual actions have been filed in the U.S. District Courts for the Eastern and Central Districts of California. All of these cases allege a substantially similar conspiracy and violations of the Sherman and Cartwright Acts, and seek unspecified damages, and in some cases, treble damages. All six cases are in the process of being transferred for consolidation in the *In re Municipal Derivatives Antitrust Litigation*.

On September 3, 2009, BANA was sued by the West Virginia Attorney General on behalf of the State of West Virginia for the same conspiracy alleged in the *In re Municipal Derivatives Antitrust Litigation*. The suit was originally filed in the Circuit Court of Mason County, West Virginia. BANA removed the case to the U.S. District Court for the Southern District of West Virginia (Huntington Division). The State's motion to remand is fully briefed. Upon removal, BANA noticed the State's case as a tag-along action subject to transfer by the Judicial Panel on Multidistrict Litigation ("MDL Panel"). The MDL Panel has issued a Conditional Transfer Order transferring the action to the U.S. District Court for the Southern District of New York. The State objected and filed a motion to vacate. That motion was denied on February 2, 2010.

Beginning in April 2008, the Corporation and BANA received subpoenas, interrogatories and/or civil investigative demands from a number of state attorneys general requesting documents and information regarding municipal derivatives transactions from 1992 through the present. The Corporation and BANA are cooperating with the state attorneys general.

Parmalat Finanziaria S.p.A.
On December 24, 2003, Parmalat Finanziaria S.p.A. (Parmalat) was admitted into insolvency proceedings in Italy, known as "extraordinary administration." The Corporation, through certain of its subsidiaries, including BANA, provided financial services and extended credit to Parmalat and its related entities. On June 21, 2004, Extraordinary Commissioner Dr. Enrico Bondi filed with the Italian Ministry of Production Activities a plan of reorganization for the restructuring of the companies of the Parmalat group that are included in the Italian extraordinary administration proceeding. In July 2004, the Italian Ministry of Production Activities approved the Extraordinary Commissioner's restructuring plan, as amended, for the Parmalat group companies that are included in the Italian extraordinary administration proceeding. This plan was approved by the voting creditors and the Court of Parma, Italy in October of 2005.

Litigation and investigations relating to Parmalat are pending in both Italy and the United States.

Proceedings in Italy
On May 26, 2004, the Public Prosecutor's Office for the Court of Milan, Italy filed criminal charges against Luca Sala, Luis Moncada, and Antonio Luzi, three former employees of the Corporation, alleging the crime of market manipulation in connection with a press release issued by Parmalat. On December 18, 2008 the Court of Milan, Italy fully acquitted each of the former employees of all charges. On June 17, 2009, the Public Prosecutor's Office for the Court of Milan, Italy filed an appeal of the decision. The initial hearing date for the appeal is set for January 26, 2010. The Public Prosecutor's Office also filed a related charge in May 2004 against the Corporation asserting administrative liability based on an alleged failure to maintain an organizational model sufficient to prevent the alleged criminal activities of its former employees. The trial on this administrative charge is ongoing, with hearing dates scheduled in 2010.

On July 31, 2009, the Public Prosecutor's Office for the Court of Parma, Italy filed formal charges against 10 former employees and one current employee of the Corporation, alleging the commission of crimes of fraudulent bankruptcy, fraud, usury and embezzlement in connection with the insolvency of Parmalat. The first preliminary hearing was held on November 16, 2009, with further hearings in 2010.

Proceedings in the United States

All cases listed herein have been transferred to the U.S. District Court for the Southern District of New York for coordinated pre-trial purposes under the caption *In re Securities Litigation Parmalat.*

Since December 2003, certain purchasers of Parmalat-related private placement offerings have filed complaints against the Corporation and various related entities in the following actions: *Principal Global Investors, LLC, et al. v. Bank of America Corporation, et al.* in the U.S. District Court for the Southern District of Iowa; *Monumental Life Insurance Company, et al. v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Iowa; *Prudential Insurance Company of America and Hartford Life Insurance Company v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Illinois; *Allstate Life Insurance Company v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Illinois; *Hartford Life Insurance v. Bank of America Corporation, et al.* in the U.S. District Court for the Southern District of New York; and *John Hancock Life Insurance Company, et al. v. Bank of America Corporation et al.* in the U.S. District Court for the District of Massachusetts. The actions variously allege violations of federal and state securities laws and state common law, and seek rescission and unspecified damages based upon the Corporation's and related entities' alleged roles in certain private placement offerings issued by Parmalat-related companies. The plaintiffs seek rescission and unspecified damages resulting from alleged purchases of approximately $305 million in private placement instruments.

On November 23, 2005, the Official Liquidators of Food Holdings Limited and Dairy Holdings Limited, two entities in liquidation proceedings in the Cayman Islands, filed a complaint, entitled *Food Holdings Ltd, et al. v. Bank of America Corp., et al.* (the Food Holdings Action), in the U.S. District Court for the Southern District of New York against the Corporation and several related entities. The complaint in the Food Holdings Action alleges that the Corporation and other defendants conspired with Parmalat in carrying out transactions involving the plaintiffs in connection with the funding of Parmalat's Brazilian entities, and asserts claims for fraud, negligent misrepresentation, breach of fiduciary duty and other related claims. The complaint seeks in excess of $400 million in compensatory damages and interest, among other relief. A bench trial was held the week of September 14, 2009, and a decision from the District Court is pending. On February 17, 2010, the District Court issued an opinion and order dismissing all of the claims. Plaintiffs have until March 22, 2010 to file a notice of appeal.

Statement of Financial Condition

Banc of America Securities LLC
(a subsidiary of Bank of America Corporation)

December 31, 2009

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2009

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